Exhibit 99.3
FREESEAS TO ACQUIRE HANDYMAX; INCREASE FLEET TO EIGHT VESSELS
Handymax Free Lady Expected to Join Fleet in the Third Quarter of 2008
March 13, 2008 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has agreed to purchase one second-hand drybulk carrier from an unaffiliated third party for approximately US$65.2 million.
The vessel is a 2003-built, 50,300 dwt Handymax vessel built in Japan, and is scheduled for charter-free delivery to FreeSeas in June or July of 2008. The Company intends to finance the acquisition using cash on hand and the Company’s existing credit facility. Employment arrangements for the vessel will be announced when finalized.
“Our constant monitoring of the second-hand market has presented us with the opportunity to acquire a modern vessel at a competitive price,” said Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas. “We expect to have seven vessels fully employed and earning revenue by the beginning of second quarter, and look forward to the delivery of our latest acquisition at the beginning of the third quarter. We expect this new acquisition to substantially improve our earnings capacity and free cash flow providing us with enhanced financial flexibility. As a result, FreeSeas will have available a wider variety of options for the further expansion of its fleet .”
The following tables detail FreeSeas’ current fleet as announced today:
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	30-day time-charter at $25,500 p/d
Free Envoy	26,318	Handysize	1984	Time-charter through April 2008 at $17,000 p/d
Free Goddess	22,501	Handysize	1995	Time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Jupiter	47,777	Handymax	2002	Time-charter through February 2011 at $32,000/28,000/24,000 p/d

Vessels to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery	Employment
Free Impala	24,111	Handysize	1997	March 2008	One-year time-charter at $31,500 p/d, commencing at delivery
Free Knight	24,111	Handysize	1998	March 2008	One-year time-charter at $31,500 p/d, commencing at delivery
Free Lady	50,300	Handymax	2003	June-July 2008	TBD

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of four Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
For further information please contact:

Company Contact:
Ion Varouxakis
Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
www.freeseas.gr
Investor Relations/Financial Media:
Cubitt Jacobs & Prosek Communications
Thomas J. Rozycki, Jr.
Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
www.cjpcom.com

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